UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aurora Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G0698L 103

(CUSIP Number)

20 North Audley Street, London W1K 6LX, United Kingdom, +44 (0)20 3931 9785

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies of Communications to:

Steven G. Canner Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018 United States (212) 626-4100

March 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0698L 103

1	NAMES OF REPORTING PERSON: Novator Capital Sponsor Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,292,187(1)(2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 8,292,187(1)(2)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,292,187(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.69%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1) The reported shares include (i) 5,792,187 Class B ordinary shares of Aurora Acquisition Corp. (the "Issuer") that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253106); and (ii) 2,500,000 Class A ordinary shares of the Issuer underlying private placement units of the Issuer purchased by Novator Capital Sponsor Ltd. (the "Sponsor") pursuant to the Private Placement Units Purchase Agreement, dated as of March 3, 2021, by and among the Issuer, the Reporting Persons and certain other parties.

(2) Excludes 3,292,801 Class A ordinary shares of the Issuer which may be purchased by exercising warrants of the Issuer underlying private placement units of the Issuer that are not presently exercisable. The private placement units described in the preceding sentence include the 306,705 private placement units acquired by the Sponsor in connection with the exercise of the over-allotment option by the underwriters, as disclosed in the Issuer’s Current Report on Form 8-K filed on March 12, 2021.

(3) Based on 27,800,287 Class A ordinary shares of the Issuer and 7,200,000 Class B ordinary shares of the Issuer outstanding.

CUSIP No.	G0698L 103

1	NAMES OF REPORTING PERSON: Thor Björgólfsson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,292,187(1)(2)(3)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 8,292,187(1)(2)(3)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,292,187(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.69%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) The reported shares include (i) 5,792,187 Class B ordinary shares of the Issuer that are convertible for Class A ordinary shares of the Issuer as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253106); and (ii) 2,500,000 Class A ordinary shares of the Issuer underlying private placement units of the Issuer purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of March 3, 2021, by and among the Issuer, the Reporting Persons and certain other parties.

(2) Excludes 3,292,801 Class A ordinary shares of the Issuer which may be purchased by exercising warrants of the Issuer underlying private placement units of the Issuer that are not presently exercisable. The private placement units described in the preceding sentence include the 306,705 private placement units acquired by the Sponsor in connection with the exercise of the over-allotment option by the underwriters, as disclosed in the Issuer’s Current Report on Form 8-K filed on March 12, 2021.

(3) The securities are held directly by the Sponsor, and Thor Björgólfsson may have dispositive and voting control over those securities. The Sponsor is wholly owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Nicolas Killen, Jan Rottiers and Arnaud Cywies.

(4) Based on 27,800,287 Class A ordinary shares of the Issuer and 7,200,000 Class B ordinary shares of the Issuer outstanding.

EXPLANATORY NOTE

This Schedule 13D relates to common stock, par value $0.0001 per share (the “Common Stock”), of Aurora Acquisition Corp., a Cayman Islands exempted company (the “Issuer”).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Aurora Acquisition Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and additionally the Sponsor (as defined below) has granted the Issuer office space at 20 North Audley Street, London, W1K 6LX, United Kingdom.

Item 2. Identity and Background

(a) This statement is filed by (i) the Sponsor and (ii) Thor Björgólfsson (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom.

(c) The Sponsor is a Cyrprus limited liability company, wholly owned by BB Trustees SA, as trustee of the irrevocable discretionary trust known as The Future Holdings Trust for which BB Trustees SA acts as trustee; the directors of such trust are Nicolas Killen, Jan Rottiers and Arnaud Cywies. Thor Björgólfsson may have dispositive and voting control over those securities held by the Sponsor as described herein.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cyprus limited liability company. Mr. Björgólfsson is a citizen of Iceland.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of the Sponsor.

Item 4. Purpose of Transaction

Securities Subscription Agreement

On December 9, 2020, the Sponsor subscribed for and purchased 5,750,000 founder shares (or Class B ordinary shares) of the Issuer for a capital contribution of $25,000, or approximately $0.004 per share. During February 2021, the Issuer effectuated a share dividend of 1,006,250 Class B ordinary shares of the Issuer and subsequently cancelled 131,250 Class B ordinary shares of the Issuer resulting in an aggregate of 6,625,000 founder shares of the Issuer being issued and outstanding and held by the Sponsor. As of the date of this filing, the total founder shares of the Issuer outstanding equal 7,200,000 Class B ordinary shares of the Issuer, as a result of the exercise of the underwriter’s over-allotment option, as described in the Issuer’s Current Report on Form 8-K filed on March 12, 2021. Subsequent to the closing of the Issuer’s initial public offering, the Sponsor holds 5,792,187 Class B ordinary shares, but intends to transfer 1,242,188 Class B ordinary shares to Arnaud Massenet and 828,125 Class B ordinary shares to Prabhu Narasimhan, each of whom serves as an officer of the Issuer. After giving effect to these transfers, the Sponsor will own 3,721,874 Class B ordinary shares.

The founder shares of the Issuer will automatically convert into Class A ordinary shares of the Issuer on the day of the closing of an initial business combination by the Issuer, or earlier at the option of the holders thereof, at a ratio such that the number of Class A ordinary shares of the Issuer issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares of the Issuer issued and outstanding upon completion of the Issuer’s initial public offering and the private placements effected in conjunction with the initial public offering, plus (ii) the total number of Class A ordinary shares of the Issuer issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the initial business combination of the Issuer, excluding any Class A ordinary shares of the Issuer or equity-linked securities exercisable for or convertible into Class A ordinary shares of the Issuer issued, deemed issued, or to be issued, to any seller in the initial business combination of the Issuer and any private placement warrants issued to the Sponsor, members of the Issuer’s management team or any of the Issuer’s affiliates upon conversion of working capital loans. In no event will the Class B ordinary shares of the Issuer convert into Class A ordinary shares of the Issuer at a rate of less than one to one.

The foregoing description of the Securities Subscription Agreement is qualified in its entirety by reference to the Securities Subscription Agreement, which is attached hereto as Exhibit 1 and incorporated by reference into this Item 4.

Private Placement Units Purchase Agreement

On March 8, 2021, simultaneously with the closing of the Issuer’s initial public offering and pursuant to the terms of a Private Placement Units Purchase Agreement, dated March 3, 2021, by and among the Issuer, the Reporting Persons and certain other parties (the “Private Placement Units Agreement”), the Issuer consummated the sale of 2,500,000 private placement units (the “Novator Private Placement Units”) at a price of $10.00 per Novator Private Placement Unit to the Sponsor. Subsequent to the closing of the Issuer’s initial public offering, the Sponsor transferred 1,000,000 Novator Private Placement Units, and as of the date hereof, holds 2,500,000 Novator Private Placement Units. Other than certain limited exceptions provided in the Letter Agreement (as defined below), the Novator Private Placement Units have terms and provisions that are identical to those of the units sold in the Issuer’s initial public offering.

 The foregoing description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the Private Placement Units Purchase Agreement which is attached hereto as Exhibit 2 and incorporated by reference into this Item 4.

 Letter Agreement

Under a Letter Agreement, dated March 3, 2021(the “Letter Agreement”), among the Company, the Reporting Persons, each agreed to vote any Class A ordinary shares held by him, her or it in favor of the Issuer’s initial business combination; to facilitate the liquidation and winding up of the Issuer if an initial business combination is not consummated within 24 months of the date hereof; to certain transfer restrictions with respect to the Issuer’s securities; to certain indemnification obligations of the Sponsor; and the Issuer has agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of the Sponsor.

Pursuant to the to the Letter Agreement, the Reporting Persons also have agreed not to transfer, assign or sell any of their founder shares (and any Class A ordinary shares of the Issuer issuable upon conversion thereof) or any of the Class A ordinary shares of the Issuer underlying their Novator Private Placement Units until the earlier to occur of: (i) one year after the completion of the Issuer’s initial business combination and (ii) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Issuer’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, the founder shares of the Issuer (and any Class A ordinary shares issuable upon conversion thereof) or any of the Class A ordinary shares underlying the Novator Private Placement Units will be released from the preceding lockup restrictions.

Pursuant to the Letter Agreement, the Reporting Persons also have agreed not to transfer, assign or sell any of their warrants (or the Class A ordinary shares issued or issuable upon the exercise thereof), which warrants include both those underlying the Novator Private Placement Units as well as those acquired pursuant to a separate private placement, until the earlier to occur of (i) one year after the completion of the Issuer’s initial business combination and (ii) the date following the completion of the Issuer’s initial business combination on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement which is attached hereto as Exhibit 3 and incorporated by reference into this Item 4.

 Registration Rights Agreement

 On March 3, 2021, the Issuer, the Reporting Persons, among others, entered into a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Issuer granted customary demand and piggy-back registration rights for the Reporting Persons and others, and, upon and following consummation of our initial business combination, the right of the Sponsor to nominate three individuals for election to the Issuer’s board of directors.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is attached hereto as Exhibit 4 and incorporated by reference into this Item 4.

Plans or Proposals

 The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares and/or warrants, selling some or all of its ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibit

Exhibit No.	Description
1	Securities Subscription Agreement, dated December 9, 2020 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer on February 26, 2021 (File No. 333-2353106)).
2	Private Placement Units Purchase Agreement, dated March 3, 2021, by and between the Issuer, the Reporting Persons, and certain other executive officers and directors of the Issuer (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer on March 9, 2021)
3	Letter Agreement, dated March 3, 2021, by and among the Issuer, its executive officers and its directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 9, 2021)
4	Registration Rights Agreement, dated March 3, 2021, by and among the Issuer, the Reporting Persons and certain other executive officers and directors of the Issuer (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 9, 2021)
11*	Joint Filing Agreement by and among the Reporting Persons.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021

Novator Capital Sponsor Ltd.

	By:	/s/ Pericles Spyrou
	Name:	Pericles Spyrou
	Title:	Director

/s/ Thor Björgólfsson
Thor Björgólfsson